Supplemental Information

June 30, 2010

Certain information contained in this release includes forward-looking statements. Forward-looking statements include statements regarding our expectations, beliefs, intentions, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements which are not statements of historical facts. These statements may be identified, without limitation, by the use of forward-looking terminology such as "may," "will," "anticipates," "expects," "believes," "intends," "should" or comparable terms or the negative thereof.

These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those described in the statements. Risks and uncertainties associated with our business include (without limitation) the following: deterioration in the operating results or financial condition, including bankruptcies, of our tenants; non-payment or late payment of rent, interest or loan principal amounts by our tenants; our reliance on two tenants for a significant percentage of our revenue; occupancy levels at certain facilities; our level of indebtedness; changes in the ratings of our debt securities; maintaining compliance with our debt covenants; access to the capital markets and the cost and availability of capital; government regulations, including changes in the reimbursement levels under the Medicare and Medicaid programs; the general distress of the healthcare industry; increasing competition in our business sector; the effect of economic and market conditions and changes in interest rates; the amount and yield of any

additional investments; risks associated with acquisitions, including our ability to identify and complete favorable transactions; delays or failures in obtaining third party consents or approvals; the failure to achieve perceived benefits; unexpected costs or liabilities and potential litigation; the ability of our tenants to pay contractual rent and/or interest escalations in future periods; the ability of our tenants to obtain and maintain adequate liability and other insurance; our ability to attract new tenants for certain facilities; our ability to sell certain facilities for their book value; our ability to retain key personnel; potential liability under environmental laws; the possibility that we could be required to repurchase some of our senior notes; the rights and influence of holders of our outstanding preferred stock; changes in or inadvertent violations of tax laws and regulations and other factors that can affect our status as a real estate investment trust; and other factors discussed from time to time in our news releases, public statements and/or filings with the Securities and Exchange Commission, especially the risk factors set forth in our most recent annual report on Form 10-K and any subsequent quarterly reports on Form 10-Q.

Forward-looking information is provided by us pursuant to the safe harbor established under the Private Securities Litigation Reform Act of 1995 and should be evaluated in the context of these factors. We disclaim any intent or obligation to update these forward-looking statements.

Contents

Company Profile

Nationwide Health Properties, Inc. (NHP), incorporated in October 1985, is a publicly traded real estate investment trust (REIT) that invests in senior housing facilities, long-term care facilities and medical office buildings throughout the United States. NHP generally acquires real estate and then leases the assets under long-term triple-net master leases to senior housing and long-term care operators and various types of leases to multiple tenants in the case of medical office buildings.

As a REIT specializing in healthcare real estate, NHP provides a focused investment strategy with a well diversified portfolio. NHP employs a conservative, long-term approach to real estate investments with an experienced professional management team having extensive operating, real estate and finance backgrounds.

Market Facts as of June 30, 2010

Closing Price	**Market Capitalization**	**Enterprise Value**
$35.77	$4.4 billion	$5.9 billion

Dividend & Yield	**52 week range**	**Shares & OP Units**
$1.80 (*5.0%*)	$24.51 - $37.18	124.3 million

Credit Ratings

Fitch BBB	(stable)
Moody's Baa2	(stable)
S&P BBB	(stable)

Investor Highlights

- REIT structure provides opportunity to invest directly in real estate and indirectly in healthcare industry
- Quality healthcare real estate portfolio
- Long-term triple-net master leases with quality operators
- Strong affiliations with premiere hospital systems in growing medical office building markets
- Senior housing care a vital component of U.S. economy
- High dividend yield and high dividend coverage
- Financial stability
- Well positioned to take advantage of investment opportunities and to conservatively grow earnings and dividends
- NHP is one of the few healthcare REITs with investment grade ratings by Fitch, Moody's, and Standard & Poors.

Our Portfolio as of June 30, 2010

- $4.8 billion in healthcare real estate
- 628 properties in 43 states
  - 265   Assisted and Independent Living
  - 192   Skilled Nursing
  - 120   Medical Office Buildings
  - 17   Other
  - 34   Unconsolidated JV Facilities
- Over 80 multi-facility tenants



WA (5%)
WI (6%)
CA (17%)
TX (14%)
FL (6%)

Nationwide Health Properties



FINANCIAL RESULTS

In thousands, except per share data

	Three Months Ended June 30,		Six Months Ended June 30,	
	2010	2009	2010	2009
Revenue:				
Triple-net lease rent	$ 76,236	$ 72,674	$ 149,783	$ 145,961
Medical office building operating rent	27,124	17,437	48,809	34,523
	103,360	90,111	198,592	180,484
Interest and other income	5,888	6,658	12,851	12,993
	109,248	96,769	211,443	193,477
Expenses:				
Interest expense	24,452	23,247	48,042	47,319
Depreciation and amortization	33,832	30,617	65,723	61,370
General and administrative	7,384	6,973	14,369	13,904
Acquisition costs	1,627	-	3,070	-
Medical office building operating expenses	10,270	7,128	18,917	13,962
	77,565	67,965	150,121	136,555
Operating income	31,683	28,804	61,322	56,922
Income from unconsolidated joint ventures	1,328	1,174	2,676	2,187
Gain on debt extinguishment	-	4,564	75	4,564
Income from continuing operations	33,011	34,542	64,073	63,673
Discontinued operations:				
Gains on sale of facilities, net	3,779	-	3,801	21,152
Income from discontinued operations	232	284	387	634
	4,011	284	4,188	21,786
Net income	37,022	34,826	68,261	85,459
Net loss (income) attributable to noncontrolling interests	147	(75)	337	(102)
Net income attributable to NHP	37,169	34,751	68,598	85,357
Preferred stock dividends	-	(1,452)	-	(2,904)
Net income attributable to NHP common stockholders	$ 37,169	$ 33,299	$ 68,598	$ 82,453
Basic earnings per share (EPS):				
Income from continuing operations attributable to NHP common stockholders	$ 0.28	$ 0.32	$ 0.54	$ 0.59
Discontinued operations attributable to NHP common stockholders	0.03	-	0.03	0.21
Net income attributable to NHP common stockholders	$ 0.31	$ 0.32	$ 0.57	$ 0.80
Diluted EPS:				
Income from continuing operations attributable to NHP common stockholders	$ 0.27	$ 0.31	$ 0.53	$ 0.57
Discontinued operations attributable to NHP common stockholders	0.03	-	0.03	0.21
Net income attributable to NHP common stockholders	$ 0.30	$ 0.31	$ 0.56	$ 0.78
Weighted average shares outstanding for EPS:				
Basic	119,883	103,089	118,473	102,724
Diluted	122,599	105,182	121,039	104,797

Nationwide Health Properties

Reconciliation of Net Income to Funds From Operations (FFO)

In thousands, except per share data

	Three Months Ended June 30, 2010	Three Months Ended June 30, 2009	Six Months Ended June 30, 2010	Six Months Ended June 30, 2009
Net income to FFO:				
Net income	$ 37,022	$ 34,826	$ 68,261	$ 85,459
Net loss (income) attributable to noncontrolling interests	147	(75)	337	(102)
Preferred stock dividends	-	(1,452)	-	(2,904)
Real estate related depreciation and amortization	33,501	30,567	65,046	61,374
Depreciation in income from unconsolidated joint ventures	1,181	1,312	2,420	2,618
Gains on sale of facilities, net	(3,779)	-	(3,801)	(21,152)
FFO available to NHP common stockholders	68,072	65,178	132,263	125,293
Series B preferred dividend add-back	-	1,452	-	2,904
Diluted FFO	68,072	66,630	132,263	128,197
Acquisition costs	1,627	-	3,070	-
Gain on re-measurement of equity interest upon acquisition, net	-	-	(620)	-
Gain on debt extinguishment	-	(4,564)	(75)	(4,564)
Adjusted diluted FFO	$ 69,699	$ 62,066	$ 134,638	$ 123,633
Weighted average shares outstanding for FFO:				
Diluted weighted average shares outstanding (1)	122,701	105,241	121,146	104,848
Series B preferred stock add-back if not already converted	-	3,368	154	3,363
Fully diluted weighted average shares outstanding	122,701	108,609	121,300	108,211
Diluted per share amounts:				
FFO	$ 0.55	$ 0.61	$ 1.09	$ 1.18
Adjusted FFO	$ 0.57	$ 0.57	$ 1.11	$ 1.14
Dividends declared per common share	$ 0.45	$ 0.44	$ 0.89	$ 0.88
Adjusted diluted FFO payout ratio	79%	77%	80%	77%
Adjusted diluted FFO coverage	1.27	1.30	1.25	1.30

(1) Diluted weighted average shares outstanding includes the effect of all participating and non-participating share-based payment awards which for us consists of stock options and other share-based payment awards if the effect is dilutive. The dilutive effect of all share-based payment awards is calculated using the treasury stock method. Additionally, our redeemable OP units are included as if converted to common stock on a one-for-one basis.

Nationwide Health Properties
See Financial Measures Definitions
June 30, 2010 : 6

Reconciliation of Net Income to Funds Available for Distribution (FAD)

In thousands, except per share data

	Three Months Ended June 30,		Six Months Ended June 30,	
	2010	2009	2010	2009
Net income to FAD:				
Net income	$ 37,022	$ 34,826	$ 68,261	$ 85,459
Net loss (income) attributable to noncontrolling interests	147	(75)	337	(102)
Preferred stock dividends	-	(1,452)	-	(2,904)
Real estate related depreciation and amortization	33,501	30,567	65,046	61,374
Gains on sale of facilities, net	(3,779)	-	(3,801)	(21,152)
Straight-lined rent	(3,511)	(1,599)	(5,198)	(3,188)
Amortization of intangible assets and liabilities	150	(48)	91	(271)
Non-cash stock-based compensation expense	1,832	1,837	3,426	3,410
Deferred financing cost amortization	829	756	1,674	1,570
Lease commissions and tenant and capital improvements	(1,066)	(1,343)	(1,703)	(2,069)
NHP's share of FAD reconciling items from unconsolidated joint ventures:				
Real estate related depreciation and amortization	1,181	1,312	2,420	2,618
Straight-lined rent	(1)	(12)	(2)	(23)
Deferred financing cost amortization	22	21	43	42
FAD available to NHP common stockholders	66,327	64,790	130,594	124,764
Series B preferred dividend add-back	-	1,452	-	2,904
Diluted FAD	66,327	66,242	130,594	127,668
Acquisition costs	1,627	-	3,070	-
Gain on re-measurement of equity interest upon acquisition, net	-	-	(620)	-
Gain on debt extinguishment	-	(4,564)	(75)	(4,564)
Adjusted diluted FAD	$ 67,954	$ 61,678	$ 132,969	$ 123,104
Weighted average shares outstanding for FAD:				
Diluted weighted average shares outstanding (1)	122,701	105,241	121,146	104,848
Series B preferred stock add-back if not already converted	-	3,368	154	3,363
Fully diluted weighted average shares outstanding	122,701	108,609	121,300	108,211
Diluted per share amounts:				
FAD	$ 0.54	$ 0.61	$ 1.08	$ 1.18
Adjusted FAD	$ 0.55	$ 0.57	$ 1.10	$ 1.14
Dividends declared per common share	$ 0.45	$ 0.44	$ 0.89	$ 0.88
Adjusted diluted FAD payout ratio	82%	77%	81%	77%
Adjusted diluted FAD coverage	1.22	1.30	1.24	1.30

(1) Diluted weighted average shares outstanding includes the effect of all participating and non-participating share-based payment awards which for us consists of stock options and other share-based payment awards if the effect is dilutive. The dilutive effect of all share-based payment awards is calculated using the treasury stock method. Additionally, our redeemable OP units are included as if converted to common stock on a one-for-one basis.

Nationwide Health Properties

In thousands, except per share data

	Year Ended December 31, 2010	
	Guidance	
	Low	High
Net income	$ 153,069	$ 155,568
Preferred stock dividends	-	-
Real estate related depreciation and amortization	127,737	127,737
Depreciation in income from unconsolidated joint ventures	4,766	4,766
Net income attributable to noncontrolling interests	(282)	(282)
Gains on sale of facilities, net	(10,783)	(10,783)
FFO available to common stockholders	274,507	277,006
Series B preferred dividend add-back	-	-
Diluted FFO	274,507	277,006
Acquisition costs	3,070	3,070
Gain on extinguishment of debt	(75)	(75)
Gain on re-measurement of equity interest upon acquisition, net	(620)	(620)
Adjusted diluted FFO	276,882	279,381
Straight-lined rent	(10,784)	(10,784)
Amortization of intangible assets and liabilities	(60)	(60)
Non-cash stock-based compensation expense	6,852	6,852
Deferred financing cost amortization	3,210	3,210
Lease commissions and tenant and capital improvements	(6,407)	(6,407)
Unconsolidated joint ventures:		
Straight-lined rent	(1)	(1)
Deferred financing cost amortization	85	85
Adjusted diluted FAD	$ 269,777	$ 272,276
Diluted FFO per share	$ 2.21	$ 2.23
Adjusted diluted FFO per share	$ 2.23	$ 2.25
Adjusted diluted FAD per share	$ 2.17	$ 2.19
Weighted average shares outstanding for adjusted diluted FFO and FAD:		
Diluted weighted average shares outstanding (1)	124,056	124,056

(1) Diluted weighted average shares outstanding includes the effect of all participating and non-participating share-based payment awards which for us consists of stock options and other share-based payment awards if the effect is dilutive. The dilutive effect of all share-based payment awards is calculated using the treasury stock method. Additionally, our redeemable OP units are included as if converted to common stock on a one-for-one basis.

In thousands

		June 30, 2010		December 31, 2009
Assets				
Investments in real estate:				
Land	$	329,203	$	318,457
Buildings and improvements		3,505,002		3,088,183
		3,834,205		3,406,640
Less accumulated depreciation		(630,394)		(585,294)
		3,203,811		2,821,346
Mortgage loans receivable, net		200,241		110,613
Mortgage loan receivable from related party		-		47,500
Investments in unconsolidated joint ventures		46,469		51,924
		3,450,521		3,031,383
Cash and cash equivalents		172,570		382,278
Receivables, net		7,888		6,605
Asset held for sale		5,601		-
Intangible assets		147,943		93,657
Other assets		152,403		133,152
	$	3,936,926	$	3,647,075
Liabilities and Equity				
Unsecured senior credit facility	$	-	$	-
Senior notes		991,633		991,633
Notes and bonds payable		533,525		431,456
Accounts payable and accrued liabilities		133,447		132,915
Total liabilities		1,658,605		1,556,004
Redeemable OP unitholder interests		78,898		57,335
Equity:				
NHP stockholders' equity:				
Series B convertible preferred stock		-		51,364
Common stock		12,213		11,432
Capital in excess of par value		2,360,735		2,128,843
Cumulative net income		1,773,877		1,705,279
Accumulated other comprehensive loss		(2,477)		(823)
Cumulative dividends		(1,969,571)		(1,862,996)
Total NHP stockholders' equity		2,174,777		2,033,099
Noncontrolling interests		24,646		637
Total equity		2,199,423		2,033,736
	$	3,936,926	$	3,647,075

Nationwide Health Properties

In thousands

	June 30, 2010		December 31, 2009	
Other receivables, net	$	69,616	$	68,535
Straight-line rent receivables, net		33,185		27,450
Deferred financing costs		11,882		11,366
Capitalized lease and loan origination costs		2,129		2,418
Investments and restricted funds		13,332		9,545
Prepaid ground leases		12,930		10,051
Other		9,329		3,787
	$	152,403	$	133,152

Nationwide
Health
Properties

In thousands, except stock prices and ratios

	June 30, 2010	December 31, 2009
Debt		
Unsecured senior credit facility	$ -	$ -
Senior notes	991,633	991,633
Notes and bonds payable	533,525	431,456
Consolidated debt	1,525,158	1,423,089
NHP's share of unconsolidated debt	85,342	88,568
Total debt	$ 1,610,500	$ 1,511,657
Book Capitalization		
Consolidated debt	$ 1,525,158	$ 1,423,089
Redeemable OP unitholder interests	78,898	57,335
Total equity	2,199,423	2,033,736
Consolidated book capitalization	3,803,479	3,514,160
Accumulated depreciation and amortization	630,394	585,294
Consolidated undepreciated book capitalization	4,433,873	4,099,454
NHP's share of unconsolidated debt	85,342	88,568
NHP's share of unconsolidated accumulated depreciation and amortization	13,075	11,604
Total undepreciated book capitalization	$ 4,532,290	$ 4,199,626

Enterprise Value

	Shares	Price		Shares	Price	
Common stock	122,134	$ 35.77	$ 4,368,730	114,321	$ 35.18	$ 4,021,805
Limited partnership units	2,206	$ 35.77	78,925	1,630	$ 35.18	57,335
Series B preferred stock	-	$ -	-	514	$ 157.00	80,642
Consolidated market equity capitalization			4,447,655			4,159,782
Noncontrolling interests			24,646			637
Consolidated debt			1,525,158			1,423,089
Cash and cash equivalents			(172,570)			(382,278)
Consolidated enterprise value			5,824,889			5,201,230
NHP's share of unconsolidated debt			85,342			88,568
NHP's share of unconsolidated cash and cash equivalents			(3,343)			(1,172)
Total enterprise value			$ 5,906,888			$ 5,288,626

Leverage Ratios

	June 30, 2010	December 31, 2009
Consolidated debt to consolidated undepreciated book capitalization	34.4%	34.7%
Total debt to total undepreciated book capitalization	35.5%	36.0%
Consolidated debt to consolidated enterprise value	26.2%	27.4%
Total debt to total enterprise value	27.3%	28.6%

Nationwide Health Properties

Based on total debt including NHP's share of unconsolidated joint venture



Undepreciated Book Basis

64% Equity   36% Debt



Enterprise Value

73% Equity   27% Debt

Debt Composition



	7%
38%	93%
62%	

- ■ Secured ■ Variable
- ■ Unsecured ■ Fixed

Nationwide Health Properties

Debt Maturities and Debt Composition



Dollars in thousands

Debt Maturities

Period	Credit Facility Principal	Rate	Senior Notes Principal	Rate	Notes and Bonds Principal	Rate	Consolidated Debt Principal	Rate	NHP's Share of Unconsolidated Debt Principal	Rate	Total Debt Principal	Rate
2010	$ -	-	$ -	-	$ 76,751 (3)	5.4%	$ 76,751	5.4%	$ -	-	$ 76,751	5.4%
2011	-	-	339,040	6.5%	71,162	3.8%	410,202	6.0%	-	-	410,202	6.0%
2012	-	-	125,350 (1)	7.7%	50,856	6.5%	176,206	7.4%	14,000	6.0%	190,206	7.3%
2013	-	-	292,823 (2)	6.3%	38,703	6.0%	331,526	6.2%	-	-	331,526	6.2%
2014	-	-	-	-	22,057	6.0%	22,057	6.0%	25,616	5.8%	47,673	5.9%
2015	-	-	234,420	6.0%	35,714	6.0%	270,134	6.0%	37,028	5.8%	307,162	6.0%
2016	-	-	-	-	44,366	5.6%	44,366	5.6%	-	-	44,366	5.6%
2017	-	-	-	-	97,955	5.7%	97,955	5.7%	-	-	97,955	5.7%
2018	-	-	-	-	7,800	6.1%	7,800	6.1%	-		7,800	6.1%
2019	-	-	-	-	-	-	-	-	-	-	-	-
Thereafter	-	-	-	-	88,161	4.6%	88,161	4.6%	8,698	6.0%	96,859	4.7%
Total	$ -	-	$ 991,633	6.5%	$ 533,525	5.4%	$ 1,525,158	6.1%	$ 85,342	5.9%	$ 1,610,500	6.1%
Weighted average maturity in years	-		2.6		6.5		3.9		6.0		4.0	

Debt Composition

	June 30, 2010 Principal	Rate	% of Total		December 31, 2009 Principal	Rate	% of Total
Fixed rate debt							
Senior notes	$ 991,633	6.5%	61.6%		$ 991,633	6.5%	65.6%
Notes and bonds	414,522	6.0%	25.7%		323,025	6.1%	21.4%
NHP's share of unconsolidated debt	85,342	5.9%	5.3%		83,516	5.9%	5.5%
Total fixed rate debt	1,491,497	6.3%	92.6%		1,398,174	6.4%	92.5%
Variable rate debt							
Credit facility	-	-	-		-	-	-
Notes and bonds	119,003	3.2%	7.4%		108,431	3.2%	7.2%
NHP's share of unconsolidated debt	-	-	-		5,052	3.0%	0.3%
Total variable rate debt	119,003	3.2%	7.4%		113,483	3.2%	7.5%
Total debt	$ 1,610,500	6.1%	100.0%		$ 1,511,657	6.1%	100.0%

(1) Includes $52 million of notes putable October of 2012, 2017 and 2027 with a final maturity in 2037
(2) Includes $23 million of notes putable July of 2013, 2018, 2023 and 2028 with a final maturity in 2038
(3) Includes $64 million of notes repaid on July 1, 2010.

Nationwide Health Properties

Debt Covenants

Covenant	Minimum Requirement	Maximum Requirement	Actual	Status	
Credit Facility Covenants					
Unsecured Debt to Unencumbered Asset Ratio		60%	25.9%	In Compliance	43% of the maximum
Secured Indebtedness Ratio		30%	13.1%	In Compliance	44% of the maximum
Fixed Charges Ratio	1.75x		3.22x	In Compliance	(A)
Total Liabilities to Capitalization Value		60%	34.2%	In Compliance	57% of the maximum
Net Asset Value	820,000,000		3,099,503,000	In Compliance	(B)
Bond Covenants					
Senior and Non-recourse Debt to Capital Base		225%	74.0%	In Compliance	33% of the maximum
Senior Debt to Tangible Net Worth		225%	48.1%	In Compliance	21% of the maximum
Senior Debt to Capital Base		150%	48.1%	In Compliance	32% of the maximum
Limitation on Secured Debt Under Bond Indenture		10%	0.8%	In Compliance	8% of the maximum
New Bond Covenants					
Limitation on Secured Debt		40%	11.7%	In Compliance	29% of the maximum
EBITDA to Interest Expense	1.50x		3.6x	In Compliance	(C)
Total Indebtedness		60%	33.4%	In Compliance	56% of the maximum
Unencumbered Assets to Unsecured Debt	150%		370.2%	In Compliance	(D)

(A) With our current EBITDA, we can increase total fixed charges (interest expense, debt service and preferred dividends) by up to $93.8 million and stay in compliance.
(B) With our current asset value, we can increase total debt by up to $2.3 billion and stay in compliance.
(C) With our current EBITDA, we can increase total interest expense by up to $139.5 million and stay in compliance.
(D) With our current unencumbered assets, we can increase total unsecured debt by up to $1.5 billion and stay in compliance.

Nationwide Health Properties

Credit Facility Covenants











1. With our current asset value, we can increase total debt by up to $2.3 billion and remain in compliance.

2. With our current EBITDA, we can increase total fixed charges (interest expense, debt service and preferred dividends) by up to $93.8 million and remain in compliance.

















1. With our current unencumbered assets, we can increase total unsecured debt by up to $1.5 billion and remain in compliance.

2. With our current EBITDA, we can increase total interest expense by up to $139.5 million and remain in compliance.

Nationwide
Health
Properties

Dollars in thousands

	Three Months Ended June 30,		Six Months Ended June 30,	
	2010	2009	2010	2009
Reconciliation of Net Income to EBITDA:				
Net income	$ 37,022	$ 34,826	$ 68,261	$ 85,459
Net loss (income) attributable to noncontrolling interests	147	(75)	337	(102)
Interest expense in continuing operations	24,452	23,247	48,042	47,319
Interest expense in discontinued operations	-	-	-	-
Depreciation and amortization in continuing operations	33,832	30,617	65,723	61,370
Depreciation and amortization in discontinued operations	58	258	136	627
Consolidated EBITDA	95,511	88,873	182,499	194,673
NHP's share of EBITDA reconciling items from unconsolidated joint ventures:				
Interest expense	1,303	1,347	2,586	2,675
Depreciation and amortization	1,181	1,312	2,420	2,618
Total EBITDA	97,995	91,532	187,505	199,966
Gain on re-measurement of equity interest upon acquisition, net	-	-	(620)	-
Gain on debt extinguishment, net	-	(4,564)	(75)	(4,564)
Gains on sale of facilities, net	(3,779)	-	(3,801)	(21,152)
Adjusted Total EBITDA	$ 94,216	$ 86,968	$ 183,009	$ 174,250
Adjusted Consolidated EBITDA	$ 91,732	$ 84,309	$ 178,623	$ 168,957
Interest Expense:				
Consolidated interest expense, excluding amortization of deferred financing costs (including discontinued operations)	$ 23,623	$ 22,484	$ 46,368	$ 45,729
NHP's share of interest expense, excluding amortization of deferred financing costs, from unconsolidated joint ventures	1,281	1,326	2,543	2,633
Total interest expense	$ 24,904	$ 23,810	$ 48,911	$ 48,362
Fixed Charges:				
Consolidated interest expense, excluding amortization of deferred financing costs (including discontinued operations)	$ 23,623	$ 22,484	$ 46,368	$ 45,729
Preferred stock dividends	-	1,452	-	2,904
Consolidated fixed charges	23,623	23,936	46,368	48,633
NHP's share of interest expense, excluding amortization of deferred financing costs, from unconsolidated joint ventures	1,281	1,326	2,543	2,633
Total fixed charges	$ 24,904	$ 25,262	$ 48,911	$ 51,266
Consolidated Adjusted Interest Coverage Ratio	3.88	3.75	3.85	3.69
Total Adjusted Interest Coverage Ratio	3.78	3.65	3.74	3.60
Consolidated Adjusted Fixed Charge Coverage Ratio	3.88	3.52	3.85	3.47
Total Adjusted Fixed Charge Coverage Ratio	3.78	3.44	3.74	3.40

Nationwide Health Properties

See Financial Measures Definitions

In thousands

Assets		June 30, 2010		December 31, 2009
Investments in real estate:				
Land	$	38,892	$	38,892
Buildings and improvements		534,529		532,470
		573,421		571,362
Less accumulated depreciation		(52,299)		(42,878)
		521,122		528,484
Cash and cash equivalents		12,984		3,689
Other assets		7,456		6,823
	$	541,562	$	538,996
Liabilities and Equity				
Notes payable	$	341,369	$	334,066
Accounts payable and accrued liabilities		18,623		13,524
Total liabilities		359,992		347,590
Equity		181,570		191,406
	$	541,562	$	538,996
NHP's investment in joint venture (1)	$	45,378	$	47,837

(1) Reflects NHP's investment in a joint venture with a state pension fund investor in which NHP has a 25% interest. Excludes NHP's investment in PMB Real Estate Services LLC ("PMBRES") and PMB SB 399-401 East Highland LLC ("PMB SB"). NHP's investment in PMBRES was $1,091,000 and $1,064,000 at June 30, 2010 and December 31, 2009, respectively. As of March 1, 2010, NHP acquired the remaining controlling interest in PMB SB. NHP's investment in PMB SB was $0 and $3,022,000 at June 30, 2010 and December 31, 2009, respectively.

In thousands

Income Statement

	Three Months Ended June 30, 2010	Three Months Ended June 30, 2009	Six Months Ended June 30, 2010	Six Months Ended June 30, 2009
Revenue:				
Rent	$ 11,979	$ 11,618	$ 23,878	$ 23,194
Interest and other income	56	49	109	79
	12,035	11,667	23,987	23,273
Expenses:				
Interest expense	5,211	5,225	10,242	10,363
Depreciation and amortization	4,724	4,671	9,421	9,322
General and administrative*	1,315	1,183	2,554	2,340
Total expenses	11,250	11,079	22,217	22,025
Net income	785	588	1,770	1,248
Net income attributable to noncontrolling interests	(4)	(1)	(6)	(7)
Net income available to joint venture members	$ 781	$ 587	$ 1,764	$ 1,241
NHP Income and FFO from Joint Venture				
Share of net income	$ 195	$ 146	$ 441	$ 310
Management fee*	1,134	1,019	2,196	2,036
Income from joint venture (1)	1,329	1,165	2,637	2,346
Share of depreciation	1,181	1,168	2,355	2,330
FFO from joint venture	$ 2,510	$ 2,333	$ 4,992	$ 4,676

* NHP's management fee is included in the joint venture's general and administrative expense

(1) Reflects NHP's income from its joint venture with a state pension fund investor in which NHP has a 25% interest. Excludes NHP's income/loss from PMBRES and PMB SB. NHP's share of the loss from PMBRES was $1,000 for the three months ended June 30, 2010. NHP's share of the income from PMBRES was $27,000 for the six months ended June 30, 2010. NHP's share of the income from PMBRES was $78,000 for the three months ended June 30, 2009. NHP's share of the loss from PMBRES was $112,000 for the six months ended June 30, 2009. As of March 1, 2010, NHP acquired the remaining controlling interest in PMB SB. NHP's share of the income from PMB SB was $0 and $12,000 for the three and six months ended June 30, 2010, respectively. NHP's share of the loss from PMB SB was $69,000 and $47,000 for the three and six months ended June 30, 2010, respectively.

Adjusted EBITDA:
We believe that Adjusted EBITDA is an important supplemental operating and liquidity measure primarily because it is used in the calculation of the Adjusted Interest Coverage Ratio and the Adjusted Fixed Charge Coverage Ratio and we present it solely for the purpose of being used in those calculations. Adjusted EBITDA is calculated by adding back any gains and losses on the sale of real estate and any impairments to EBITDA for a given period. We believe Adjusted EBITDA is most useful as a liquidity measure in the ratio calculations noted above to enable investors to determine and compare a company's ability to meet its interest and Fixed Charges obligations. However, the methodology for calculating it makes net income the most directly comparable GAAP measure. As such, we believe investors should consider Adjusted EBITDA, cash flows from operating activities and net income when evaluating our ability to meet our interest and Fixed Charges obligations. The usefulness of Adjusted EBITDA is limited because it doesn't reflect, among other things, required principal payments, cash expenditures, capital expenditures or capital commitments. Adjusted EBITDA does not represent net income or cash flows from operations as defined by GAAP and should not be considered as an alternative to either of those measures. Our calculation of Adjusted EBITDA may not be comparable to similar measures reported by other companies.

Adjusted Fixed Charge Coverage Ratio:
We believe that the Adjusted Fixed Charge Coverage Ratio is an important supplemental liquidity measure that reflects a company's ability to meet its interest and preferred dividend payment obligations and allows investors to compare interest and dividend paying capabilities among different companies. We calculate the Adjusted Fixed Charge Coverage Ratio by dividing Adjusted EBITDA by Fixed Charges. In addition, credit rating agencies utilize similar ratios in evaluating the credit ratings on our debt instruments. This ratio's usefulness is limited by the same factors that limit the usefulness of the components Adjusted EBITDA and Fixed Charges. Our calculation of the Adjusted Fixed Charge Coverage Ratio should not be considered an alternative to the ratio of earnings to fixed charges as defined by Item 503(d) of Regulation S-K and it may not be comparable to similar ratios reported by other companies.

Adjusted Interest Coverage Ratio:
We believe that the Adjusted Interest Coverage Ratio is an important supplemental liquidity measure that reflects a company's ability to meet its interest payment obligations and allows investors to compare interest paying capabilities among different companies. We calculate the Adjusted Interest Coverage Ratio by dividing Adjusted EBITDA by interest expense (including capitalized interest, if any). In addition, credit rating agencies utilize similar ratios in evaluating the credit ratings on our debt instruments. This ratio's usefulness is limited by the same factors that limit the usefulness of the component Adjusted EBITDA. Our calculations of the Adjusted Interest Coverage Ratio may not be comparable to similar ratios reported by other companies.

EBITDA:
We believe that EBITDA is an important supplemental operating and liquidity measure primarily because it is used in the calculation of Adjusted EBITDA which is in turn used in the calculation of the Adjusted Interest Coverage Ratio and the Adjusted Fixed Charge Coverage Ratio and we present it solely for the purpose of being used in those calculations. EBITDA is calculated by adding interest, taxes, depreciation and amortization to net income. The real estate industry uses EBITDA as a non-GAAP measure of both operating performance and liquidity. We believe it is most useful as a liquidity measure in the ratio calculations noted above to enable investors to determine and compare a company's ability to meet its interest and Fixed Charges obligations. However, the methodology for calculating it makes net income the most directly comparable GAAP measure. As such, we believe investors should consider EBITDA, cash flows from operating activities and net income when evaluating our ability to meet our interest and Fixed Charges obligations. The usefulness of EBITDA is limited because it doesn't reflect, among other things, required principal payments, cash expenditures, capital expenditures or capital commitments. EBITDA does not represent net income or cash flows from operations as defined by GAAP and should not be considered as an alternative to either of those measures. Our calculation of EBITDA may not be comparable to similar measures reported by other companies.

FAD Payout Ratio and FFO Coverage:
The FAD Payout Ratio is calculated by dividing the common dividend per share by diluted FAD per share for any given period. FAD Coverage is calculated by dividing diluted FAD per share by the common dividend per share for any given period. We believe that both of these amounts are important supplemental liquidity measures that enable investors to compare dividend security among REITs.

Fixed Charges:
Fixed Charges is a measure of the total interest and preferred stock dividend obligations of a company. It is calculated by adding interest expense (including capitalized interest, if any) and preferred stock dividends for any given period and is utilized in calculating the Adjusted Fixed Charge Coverage Ratio. It's usefulness is limited as, among other things, it does not include required principal payments or any other contractual obligations a company may have. Our calculation of Fixed Charges should not be considered an alternative to fixed charges as defined by Item 503(d) of Regulation S-K and it may not be comparable to Fixed Charges reported by other companies.

Funds Available for Distribution ("FAD"):
While net income and its related per share amounts, as defined by accounting principles generally accepted in the United States ("GAAP"), are the most appropriate earnings measures, we believe that FAD and the related per share amounts are important non-GAAP supplemental measures of operating performance. GAAP requires the use of straight-line depreciation of historical costs and implies that real estate values diminish predictably and ratably over time. However, real estate values have historically risen and fallen based on various market conditions and other factors. FFO was developed as a supplemental measure of operating performance primarily in order to exclude historical cost-based depreciation and amortization and its effects as it does not generally reflect the actual change in value of real estate over time. FAD was developed as a supplemental measure of operating performance primarily to exclude non-cash revenues and expenses that are included in FFO. FAD is defined as net income (computed in accordance with GAAP) excluding gains and losses from the sale of real estate plus real estate related depreciation and amortization, plus or minus straight-lined rent (plus cash in excess of rent or minus rent in excess of cash), plus or minus amortization of above or below market lease intangibles,

plus non-cash stock based compensation, plus deferred financing cost amortization plus any impairments minus lease commissions, tenant improvements and capital improvements paid. The same adjustments are made to reflect our share of these same items from unconsolidated joint ventures. We believe that the use of FAD and the related per share amounts in conjunction with the required GAAP disclosures provides investors with a more comprehensive understanding of the operating results of a real estate investment trust ("REIT") and enables investors to compare the operating results between REITs without having to account for differences caused by different depreciation assumptions and different non-cash revenues and expenses. Additionally, FAD is used by us and widely used by industry analysts as a measure of operating performance for equity REITs. Our calculations of FAD and the related per share amounts presented herein may not be comparable to similar measures reported by other REITs that do not use the same definitions as we do for these terms. These supplemental reporting measures should not be considered as alternatives to net income (a GAAP measure) as primary indicators of our financial performance or as alternatives to cash flow from operating activities (a GAAP measure) as primary measures of our liquidity, nor are these measures necessarily indicative of sufficient cash flow to satisfy all of our liquidity requirements.

Adjusted FAD:
Adjusted FAD is defined as FAD excluding acquisition costs and gains and losses other than those from the sale of real estate.

Funds From Operations ("FFO"):
While net income and its related per share amounts, as defined by accounting principles generally accepted in the United States ("GAAP"), are the most appropriate earnings measures, we believe that FFO and the related per share amounts are important non-GAAP supplemental measures of operating performance. GAAP requires the use of straight-line depreciation of historical costs and implies that real estate values diminish predictably and ratably over time. However, real estate values have historically risen and fallen based on various market conditions and other factors. FFO was developed as a supplemental measure of operating performance primarily in order to exclude historical cost-based depreciation and amortization and its effects as it does not generally reflect the actual change in value of real estate over time. We calculate FFO in accordance with the National Association of Real Estate Investment Trusts' definition. FFO is defined as

net income (computed in accordance with GAAP) excluding gains and losses from the sale of real estate plus real estate related depreciation and amortization. The same adjustments are made to reflect our share of these same items from unconsolidated joint ventures. We believe that the use of FFO and the related per share amounts in conjunction with the required GAAP disclosures provides investors with a more comprehensive understanding of the operating results of a real estate investment trust ("REIT") and enables investors to compare the operating results between REITs without having to account for differences caused by different depreciation assumptions. Additionally, FFO is used by us and widely used by industry analysts as a measure of operating performance for equity REITs. Our calculations of FFO and the related per share amounts presented herein may not be comparable to similar measures reported by other REITs that do not define FFO in accordance with the NAREIT definition, interpret that definition differently than we do or that do not use the same definitions as we do for such terms. These supplemental reporting measures should not be considered as alternatives to net income (a GAAP measure) as primary indicators of our financial performance or as alternatives to cash flow from operating activities (a GAAP measure) as primary measures of our liquidity, nor are these measures necessarily indicative of sufficient cash flow to satisfy all of our liquidity requirements.

Adjusted FFO:
Adjusted FFO is defined as FFO excluding impairments of assets, acquisition costs and gains and losses other than those from the sale of real estate.

Enterprise Value:
Enterprise Value is a measure of a company's value. We calculate Enterprise Value as market equity capitalization plus debt. Market equity capitalization is calculated as the sum of (1) the number of shares of common stock and limited partnership units multiplied by the closing price of our common stock on the last day of the period presented and (2) the number of shares of Series B preferred stock multiplied by the closing price of our Series B preferred stock on the last day of the period presented. Consolidated Enterprise Value includes our market equity capitalization, noncontrolling interests and consolidated debt, less cash and cash equivalents. Total Enterprise Value includes our market equity capitalization, noncontrolling interests, and consolidated debt, less cash and cash equivalents and our share of the debt of our unconsolidated joint ventures, less our share of the cash and cash equivalents of our unconsolidated joint ventures.

Gross Investment:
We define Gross Investment as our total investment in a property which includes land, building, improvements, equipment as well as any other identifiable assets such as lease-up intangible assets, above market tenant and ground lease intangible assets (collectively "intangible assets") included on our balance sheets and/or below market tenant and ground lease intangible liabilities included in the caption "Accounts Payable and Accrued Liabilities" on our balance sheets.



INVESTMENTS & DISPOSITIONS

Gross investment in thousands

	Facilities	Number of Beds/Units	Square Feet	Average Age	Gross Investment	Initial Yield
Consolidated Investments						
Assisted and independent living facilities	5	93		14	$ 6,000	8.8%
Skilled nursing facilities	11	1,293		11	130,000	9.1%
Total senior housing and long-term care	16	1,386		11	136,000	9.1%
Medical office buildings	8		263,391	9	46,000	9.3%
Subtotal	24	1,386	263,391		182,000	9.1%
Other loans					6,000	9.3%
Capital expenditures					6,000 (1)	8.4%
Total investments	24	1,386	263,391		194,000	9.1%
Unconsolidated Joint Venture						
Capital expenditures					1,000 (1)	8.8%
Total investments					1,000	8.8%
Total Investments						
Assisted and independent living facilities	5	93		14	6,000	8.8%
Skilled nursing facilities	11	1,293		11	130,000	9.1%
Total senior housing and long-term care	16	1,386		11	136,000	9.1%
Medical office buildings	8		263,391	9	46,000	9.3%
Subtotal	24	1,386	263,391		182,000	9.1%
Other loans					6,000	9.3%
Capital expenditures					7,000	8.4%
Total investments	24	1,386	263,391		$ 195,000	9.1%

(1) Represents revenue producing capital expenditures on our existing triple-net portfolio.

Nationwide Health Properties



Location	Wisconsin	
Key Stats	Purchase Price: **$43M** Price per SQFT: **$169** Lease: **Triple Net** Facility Type: **MOB**	Average Age: **9 years** No. of Facilities: **7** Rentable Square Feet: **256,000** Occupancy: **100%**

Nationwide
Health
Properties



Location	South Dakota	
Key Stats	Purchase Price: **$9M** Price per Bed: **$62K** Lease: **Triple Net** Facility Type: **SNF**	Age: **44 years (renovated in 1995)** No. of Facilities: **1** No. of Beds: **146** Occupancy: **98%** Q-mix: **44.2%**

Nationwide
Health
Properties



Location	Wisconsin	
Key Stats	Purchase Price: **$6M** Price per Bed: **$65K** Lease: **Triple Net** Facility Type: **ALF**	Age: **14 years** No. of Facilities: **5** No. of Units: **93** Occupancy: **78%**

Nationwide Health Properties



Location	Texas	
Key Stats	Purchase Price: **$85M** Price per Bed: **$114K** Lease: **Triple Net** Facility Type: **SNF**	Age: **8 years** No. of Facilities: **6** No. of Beds: **745** Occupancy: **84%** Q-mix: **66%**

Nationwide
Health
Properties



Location	Texas	
Key Stats	Purchase Price: **$36M** Price per Bed: **$89K** Lease: **Triple Net** Facility Type: **SNF**	Age: **11 years** No. of Facilities: **4** No. of Beds: **402** Occupancy: **82%** Q-mix: **57%**

Nationwide
Health
Properties

Gross investment in thousands

	Facilities	Number of Beds/Units	Building Square Feet	Average Age	Gross Investment	Initial Yield
Consolidated Investments						
Assisted and independent living facilities	5	93		14	$ 6,000	8.8%
Skilled nursing facilities	11	1,293		11	130,000	9.1%
Total senior housing and long-term care	16	1,386		11	136,000	9.1%
Medical office buildings	41		1,345,685	8	426,000 (1)	8.4%
Subtotal	57	1,386	1,345,685		562,000	8.5%
Other loans					6,000	9.3%
Capital expenditures					10,000 (2)	8.4%
Total investments	57	1,386	1,345,685		578,000	8.5%
Unconsolidated Joint Venture						
Capital expenditures					2,000 (2)	8.5%
Total investments					2,000	8.5%
Total Investments						
Assisted and independent living facilities	5	93		14	6,000	8.8%
Skilled nursing facilities	11	1,293		11	130,000	9.1%
Total senior housing and long-term care	16	1,386		11	136,000	9.1%
Medical office buildings	41		1,345,685	8	426,000	8.4%
Subtotal	57	1,386	1,345,685		562,000	8.5%
Other loans					6,000	9.3%
Capital expenditures					12,000	8.5%
Total investments	57	1,386	1,345,685		$ 580,000	8.5%

(1) Includes one medical office building which previously served as collateral for a mortgage loan from a related party and two medical office buildings previously owned by an unconsolidated joint venture in which we previously held 44.95% interest.

(2) Represents revenue producing capital expenditures on our existing triple-net portfolio.

Nationwide
Health
Properties

Dollars In thousands

	Number of Facilities	Average Age	Actual Revenue	Full Year Revenue	Gross Proceeds	Gain	Investment Required at 9.5% Assumed Yield	% Financing From Proceeds
Actual through June 30, 2010								
Purchase options								
SNF	2	30	$ 507	$ 764	$ 5,600	$ 3,796	$ 8,040	70%
	2	30	$ 507	$ 764	$ 5,600	$ 3,796	$ 8,040	70%
Projected for the Remainder of 2010								
Certain **[A]**								
Purchase options								
ALF	1	32	$ 351	$ 751	$ 6,500	$ 883	$ 7,902	82%
Sub-Total Certain	1	32	$ 351	$ 751	$ 6,500	$ 883	$ 7,902	82%
High **[B]**								
Purchase options								
ALF	1	29	$ 49	$ 147	$ 1,505	$ 138	$ 1,547	97%
SNF	2	17	121	761	6,895	1,665	8,011	86%
	3	22	$ 170	$ 908	$ 8,400	$ 1,804	$ 9,558	88%
Loan payoffs								
SNF	4	41	$ 254	$ 1,005	$ 6,626	$ -	$ 10,574	63%
	4	41	$ 254	$ 1,005	$ 6,626	$ -	$ 10,574	63%
Lease restructuring								
ALF	1	12	$ 293	$ 440	$ -	$ -	$ 4,636	-
	1	12	$ 293	$ 440	$ -	$ -	$ 4,636	-
Sub-Total High	8	23	$ 718	$ 2,353	$ 15,026	$ 1,804	$ 24,768	61%
Total Actual and Projected 2010								
Actual	2	30	$ 507	$ 764	$ 5,600	$ 3,796	$ 8,040	70%
Certain	1	32	351	751	6,500	883	7,902	82%
High	8	23	718	2,353	15,026	1,804	24,768	61%
	11	**26**	**$ 1,576**	**$ 3,868**	**$ 27,126**	**$ 6,482**	**$ 40,710**	**67%**

[A] Projected dispositions categorized as "Certain" represent items where NHP received written notice from the tenant or entered into agreements related to the facilities.

[B] Projected dispositions categorized as "High" represent items where NHP estimates a high probability of disposition, payoff, or restructuring based on an analysis of facility performance, the tenant's financial condition and current financing options available.

General Note:
• Totals subject to rounding.

Nationwide
Health
Properties

Dollars in thousands

	Estimated Closing Date	Amount	Initial Yield	Cash Required 2010	2011	2012	Total
Consolidated Acquisition Obligations							
PMB - Pomona, CA [A]	September 2010	$ 37,500	7.0%	$ 35,000	$ -	$ -	$ 35,000
Total consolidated acquisition obligations [B]				35,000	-	-	35,000
Expansion, Renovation & Capital Expenditures							
Consolidated				28,805	83,257	25	112,087
Unconsolidated joint venture				339	589	-	928
Total expansion, renovation & capital expenditures [C]				29,144	83,846	25	113,015
Debt Maturities & Principal Amortization							
Amount				81,000 [D]	417,000 [E]	143,000	641,000
Rate				5.4%	6.0%	7.4%	6.2%
Total Forward Capital Commitments				$ 145,144	$ 500,846	$ 143,025	$ 789,015

Funding Availability	
Estimated proceeds from purchase options and asset sales	$ 21,526
Cash balance as of June 30, 2010	172,570
Remaining availability on Credit Facility	700,000
Total funding availabity as of June 30, 2010	$ 894,096

[A] A portion of the purchase is anticipated to be comprised of OP Units and/or debt.

[B] The total reflects an estimate through December 2012 only, and does not include a June 2014 obligation for $59 million (Willowcreek Senior Living - Hillsboro, OR). However, if certain operating covenants are not achieved, the construction lender has the right to put the obligation to NHP.

[C] The total reflects an estimate of commitments through December 2012 only; the total remaining commitment after 2012 equals $0.7 million.

[D] Includes $64 million repaid on July 1, 2010.

[E] Does not include $52 million of notes putable in October of 2012.

General Notes:

The $700 million credit facility matures in December 2011.

The above analysis does not include future potential additional capital sources such as retained operating cash flows, formation of joint ventures or capital transactions.

Nationwide Health Properties

Dollars in thousands

	Estimated Closing Date	Amount	Initial Yield	Cash Required			
				2010	2011	2012	Total
Consolidated Conditional Obligations [A]							
PMB - Burbank, CA	July 2011	$ 58,231	5.8%	$ -	$ 58,231	$ -	$ 58,231
Total consolidated conditional obligations				$ -	$ 58,231	$ -	$ 58,231

[A] If all closing conditions are met causing us to be obligated to purchase the remaining building, we could choose to not complete the puchase by paying liquidated damages equal to 5% of the total property value.

Nationwide
Health
Properties

Dollars in thousands

Consolidated Lease Expirations

Year	Assisted and Independent Total Rent	Number of Facilities	Skilled Nursing Total Rent	Number of Facilities	Continuing Care Total Rent	Number of Facilities	Other Triple-Net Total Rent	Number of Facilities	Consolidated Triple-Net Total Rent	Percent of Total	Number of Facilities
2010	$ 2,110	5	$ 2,232	4	$ 837	1	$ -	-	$ 5,179	2%	10
2011	806	2	7,273	20	-	-	-	-	8,079	3%	22
2012	8,530	8	5,305	8	1,633	1	1,845	1	17,313	5%	18
2013	12,153	11	5,784	12	421	1	-	-	18,358	6%	24
2014	9,912	16	4,669	6	5,889	3	-	-	20,470	6%	25
2015	1,991	4	5,796	8	-	-	3,311	1	11,098	4%	13
2016	12,115	10	14,551	24	-	-	3,641	5	30,307	10%	39
2017	1,652	4	6,204	16	-	-	1,976	1	9,832	3%	21
2018	1,514	2	3,122	8	-	-	-	-	4,636	1%	10
2019	3,378	4	-	-	-	-	1,133	1	4,511	1%	5
Thereafter	121,124	190	53,559	70	3,585	3	8,700	23	186,968	59%	286
	$ 175,285	256	$ 108,495	176	$ 12,365	9	$ 20,606	32	$ 316,751	100%	473

Unconsolidated JV Lease Expirations (1) / Mortgage Loans Receivable

Year	Assisted and Independent Total Rent	Number of Facilities	Skilled Nursing Total Rent	Number of Facilities	Continuing Care Total Rent	Number of Facilities	Total JV Total Rent	Percent of Total	Number of Facilities	Consolidated Principal Payments	Percent of Total	Number of Facilities
2010	$ -	-	$ -	-	$ -	-	$ -	-	-	$ 40,656	19%	11
2011	-	-	-	-	-	-	-	-	-	33,461	15%	5
2012	6,641	6	-	-	-	-	6,641	14%	6	506	0%	-
2013	-	-	-	-	-	-	-	-	-	8,391	4%	4
2014	-	-	-	-	-	-	-	-	-	668	0%	-
2015	-	-	-	-	-	-	-	-	-	2,942	1%	1
2016	1,339	1	-	-	-	-	1,339	3%	1	595	0%	-
2017	-	-	-	-	-	-	-	-	-	98,574	45%	29
2018	-	-	-	-	-	-	-	-	-	5,913	3%	1
2019	-	-	-	-	-	-	-	-	-	608	0%	-
Thereafter	13,700	12	23,588	14	2,848	1	40,136	83%	27	27,236	13%	2
	$ 21,680	19	$ 23,588	14	$ 2,848	1	$ 48,116	100%	34	$ 219,550	100%	53

(1) Reflects lease expirations for NHP's joint venture with a state pension fund investor in which NHP has a 25% interest. Excludes PMBRES.

Nationwide Health Properties





PORTFOLIO OVERVIEW

Gross investment, NOI and security deposits in thousands

	Number of Facilities	Number of Beds/Units	Building Square Feet	Gross Investment	Investment Per Bed/Unit/ Square Foot	Percentage of Investment by Category	NOI	Percentage of NOI by Category
Owned Facilities								
Assisted and independent living facilities	255	18,997		$ 1,748,516	$ 92,000	41%	$ 86,091	45%
Skilled nursing facilities	176	19,406		1,026,999	$ 53,000	24%	47,672	25%
Continuing care retirement communities	9	1,677		112,765	$ 67,000	3%	6,248	3%
Specialty hospitals	7	304		76,203	$ 251,000	2%	4,399	2%
Total senior housing and long-term care	447	40,384		2,964,483	$ 73,000	70%	144,410	75%
Triple-net medical office buildings	25		626,441	141,699	$ 226	3%	5,373	3%
Total triple-net	472	40,384	626,441	3,106,182		73%	149,783	78%
Multi-tenant medical office buildings	68		3,597,191	907,928	$ 252	22%	29,892	16%
Total owned	540	40,384	4,223,632	4,014,110		95%	179,675	94%
Mortgage Loans Receivable								
Assisted and independent living facilities	9	664		47,555	$ 72,000	1%	2,811	1%
Skilled nursing facilities	16	2,324		53,817	$ 23,000	1%	3,856	2%
Continuing care retirement communities	1	405		15,763	$ 39,000	1%	726	0%
Total senior housing and long-term care	26	3,393		117,135	$ 35,000	3%	7,393	3%
Medical office buildings	27		293,120	83,106	$ 284	2%	1,741	1%
Total mortgage loans receivable	53	3,393	293,120	200,241		5%	9,134	4%
Other Income							3,717	2%
Assets Held for Sale	1	196		5,601		0%	272	0%
Total Consolidated Portfolio	594	43,973	4,516,752	$ 4,219,952		100%	$ 192,526	100%
Consolidated Portfolio by Type								
Assisted and independent living facilities	264	19,661		$ 1,796,071	$ 91,000	42%	$ 88,902	46%
Skilled nursing facilities	192	21,730		1,080,816	$ 50,000	26%	51,528	27%
Continuing care retirement communities	10	2,082		128,528	$ 62,000	3%	6,974	4%
Specialty hospitals	7	304		76,203	$ 251,000	2%	4,399	2%
Total senior housing and long-term care	473	43,777		3,081,618	$ 70,000	73%	151,803	79%
Medical office buildings	120		4,516,752	1,132,733	$ 251	27%	37,006	19%
Total owned and mortgage loans receivable	593	43,777	4,516,752	4,214,351		100%	188,809	98%
Other income							3,717	2%
Assets held for sale	1	196		5,601		0%	272	0%
Total consolidated	594	43,973	4,516,752	4,219,952		100%	192,526	100%
Unconsolidated JV Ownership								
Assisted and independent living facilities	19	1,897		261,260	$ 138,000	46%	10,769	45%
Skilled nursing facilities	14	1,872		282,491	$ 151,000	49%	11,685	49%
Continuing care retirement communities	1	148		29,670	$ 200,000	5%	1,424	6%
Total senior housing and long-term care	34	3,917		573,421	$ 146,000	100%	23,878	100%
Other income							109	0%
Total JV	34	3,917	-	573,421		100%	23,987	100%
Total Portfolio	628	47,890	4,516,752	$ 4,793,373			$ 216,513	

*   Consolidated medical office building gross investment includes $179,905 of amounts classified as intangible assets and liabilities

Triple-Net Leased Security Information

	Security Deposits					Percentages - Master Leases and Impounds			
	Consolidated			JV		Consolidated			JV
	Owned	Mortgages	Total	Owned		Owned	Mortgages	Total	Owned
Bank letters of credit	$ 57,935	$ 2,166	$ 60,101	$ 9,938	Master leases	85%			100%
Cash deposits	18,432	1,239	19,671	81	Property tax	76%	75%	76%	74%
	$ 76,367	$ 3,405	$ 79,772	$ 10,019	Cap ex	50%	4%	46%	59%

Nationwide Health Properties



Gross investment and annualized cash rent in thousands

	Number of Facilities	Average Age	Gross Investment	Annualized Cash Rent/NOI	Current Yield	Occupancy	EBITDARM Coverage
Owned Facilities							
Assisted and independent living facilities	255	15	$ 1,748,516	$ 170,790	*9.8%*	*82.4%*	1.28x
Skilled nursing facilities	176	26	1,026,999	106,943	*10.4%*	*80.1%*	2.04x
Continuing care retirement communities	9	25	112,765	12,128	*10.8%*	*91.0%*	1.89x
Specialty hospitals	7	17	76,203	8,724	*11.4%*	*69.0%*	3.04x
Total senior housing and long-term care	447	19	2,964,483	298,585	*10.1%*	*81.5%*	1.63x
Triple-net medical office buildings	25	12	141,699	11,861	*8.4%*	*100.0%*	
Total triple-net	472		3,106,182	310,446	*10.0%*		
Multi-tenant medical office buildings	68	10	907,928	59,577	*6.6%*	*88.1%*	
Total owned	540	17	4,014,110	370,022	*9.2%*		
Mortgage Loans Receivable							
Assisted and independent living facilities	9	13	47,555	5,544	*11.7%*	*83.6%*	1.61x
Skilled nursing facilities	16	34	53,817	7,961	*14.8%*	*82.4%*	3.10x
Continuing care retirement communities	1	38	15,763	1,446	*9.2%*	*76.3%*	2.68x
Total mortgage loans receivable	26	26	117,135	14,951	*12.8%*	*81.9%*	2.51x
Multi-tenant medical office buildings	27	6	83,106	6,856	*8.3%*		
Total mortgage loans receivable	53	18	200,241	21,807	*10.9%*		
Assets Held for Sale	1	32	5,601	745	13.3%	*51.3%*	0.58x
Total NHP Consolidated Portfolio	**594**	**17**	**$ 4,219,952**	**$ 392,575**	***9.3%***		**1.67x**
Consolidated Portfolio by Type							
Assisted and independent living facilities	264	15	$ 1,796,071	$ 176,334	*9.8%*	*82.4%*	1.29x
Skilled nursing facilities	192	27	1,080,816	114,904	*10.6%*	*80.3%*	2.11x
Continuing care retirement communities	10	27	128,528	13,574	*10.6%*	*88.1%*	1.97x
Specialty hospitals	7	17	76,203	8,724	*11.4%*	*69.0%*	3.04x
Total senior housing and long-term care	473	20	3,081,618	313,536	*10.2%*	*81.6%*	1.67x
Medical Office Buildings	120	10	1,132,733	78,294	*6.9%*	*90.6%*	
Assets held for sale	1	32	5,601	745	*13.3%*	*51.3%*	0.58x
Total consolidated	594	17	4,219,952	392,575	*9.3%*		
Unconsolidated JV Ownership							
Assisted and independent living facilities	19	14	261,260	21,734	*8.3%*	*84.0%*	1.16x
Skilled nursing facilities	14	23	282,491	22,711	*8.0%*	*90.7%*	1.80x
Continuing care retirement communities	1	13	29,670	2,511	*8.5%*	*80.0%*	1.20x
Total unconsolidated JV	34	18	573,421	46,956	*8.2%*	*87.0%*	1.48x
Total Portfolio	**628**	**17**	**$ 4,793,373**	**$ 439,531**	***9.2%***		**1.64x**

General Notes:

• Medical office building cost per square foot and gross investment reflects total purchase price including amounts classified as intangible assets and liabilities.

Nationwide Health Properties

Asset Type
(based on investment)



- Independent and Assisted Living 42%
- Other 5%
- MOBs 27%
- Skilled Nursing 26%

Pay Source



- Medicaid 17%
- Medicare 10%
- Private Pay 73%

Locations
(based on investment*)



- WA (5%)
- WI (6%)
- CA (17%)
- TX (14%)
- FL (6%)

Tenant/Operator
(based on revenue)

Top 5 = 36%
Top 10 = 49%
Top 15 = 56%




*Investment includes all asset types

Consolidated Portfolio Performance by Asset Type

	SAME PROPERTY (PERFORMANCE)						TOTAL		
	JUN 2010	MAR 2010	Q/Q Chg	JUN 2009	Y/Y Chg		JUN 2010	MAR 2010	JUN 2009
Assisted and independent living*									
Number of Facilities	253	253		253			258	254	254
Annualized Facility Revenue ($000s)	$ 599,343	$ 597,139	0.4%	$ 594,267	0.9%		$ 603,737	$ 598,062	$ 594,401
Occupancy	82.7%	83.0%	-0.3%	82.9%	-0.2%		82.7%	82.8%	83.4%
Monthly revenue per occupied bed/unit	$ 3,146	$ 3,130	0.5%	$ 3,114	1.0%		$ 3,154	$ 3,115	$ 3,099
Annualized Facility EBITDARM ($000s)	$ 224,583	$ 223,633	0.4%	$ 219,419	2.4%		$ 225,904	$ 224,155	$ 221,369
Facility EBITDARM %	37.5%	37.5%	0.0%	36.9%	0.5%		37.4%	37.5%	37.2%
NHP Annualized Cash Rent ($000s)	$ 169,318	$ 169,268	0.0%	$ 167,796	0.9%		$ 169,897	$ 170,027	$ 166,332
Facility EBITDARM coverage	1.33x	1.32x	0.0%	1.31x	1.4%		1.33x	1.32x	1.33x
Facility EBITDAR coverage	1.15x	1.14x	0.0%	1.13x	1.7%		1.15x	1.14x	1.15x
Facility EBITDAR - Capex coverage	1.06x	1.05x	0.0%	1.05x	1.0%		1.06x	1.05x	1.07x
Skilled nursing facilities									
Number of Facilities	180	180		180			192	183	186
Annualized Facility Revenues ($000s)	$ 1,296,812	$ 1,287,204	0.7%	$ 1,252,591	3.5%		$ 1,378,645	$ 1,296,792	$ 1,272,385
Occupancy	80.0%	80.7%	-0.7%	80.4%	-0.4%		80.3%	80.7%	80.5%
Monthly revenue per occupied bed/unit	$ 6,668	$ 6,607	0.9%	$ 6,477	2.9%		$ 6,628	$ 6,601	$ 6,497
Q-Mix (Private + Medicare)	43.4%	43.9%	-0.5%	45.0%	-1.6%		44.5%	43.9%	46.8%
Annualized Facility EBITDARM ($000s)	$ 222,937	$ 220,367	1.2%	$ 213,526	4.4%		$ 242,463	$ 225,844	$ 212,526
Facility EBITDARM %	17.2%	17.1%	0.1%	17.0%	0.1%		17.6%	17.4%	16.7%
NHP Annualized Cash Rent ($000s)	$ 102,859	$ 102,368	0.5%	$ 100,277	2.6%		$ 114,904	$ 103,293	$ 101,763
Facility EBITDARM coverage	2.17x	2.15x	0.7%	2.13x	1.8%		2.11x	2.19x	2.09x
Facility EBITDAR coverage	1.54x	1.52x	0.9%	1.50x	2.1%		1.51x	1.56x	1.46x
Facility EBITDAR - Capex coverage	1.42x	1.41x	1.0%	1.39x	2.3%		1.41x	1.44x	1.35x

*Excludes 6 assisted living facilities which have not yet reached stabilization due to ongoing or recently completed construction / renovation (facilities comprise a total of 512 units with an aggregate occupancy of 57.5%).

Nationwide Health Properties



NHP Consolidated Portfolio (excluding MOBs)*	SAME PROPERTY (PERFORMANCE) JUN 2010	MAR 2010	Q/Q Chg	JUN 2009	Y/Y Chg	TOTAL JUN 2010	MAR 2010	JUN 2009
Number of Facilities	450	450		450		467	454	457
Annualized Facility Revenue ($000s)	$ 2,101,632	$ 2,087,057	0.7%	$ 2,043,780	2.8%	$ 2,187,859	$ 2,097,217	$ 2,059,487
Occupancy	81.6%	82.2%	-0.6%	81.9%	-0.4%	81.7%	82.0%	82.3%
Monthly revenue per occupied bed/unit	$ 5,126	$ 5,081	0.9%	$ 5,002	2.5%	$ 5,155	$ 5,070	$ 4,988
Annualized Facility EBITDARM ($000s)	$ 500,815	$ 495,699	1.0%	$ 483,380	3.6%	$ 521,663	$ 501,637	$ 481,699
Facility EBITDARM %	23.8%	23.8%	0.1%	23.7%	0.2%	23.8%	23.9%	23.4%
Total NHP Annualized Cash Rent ($000s)	$ 294,500	$ 293,808	0.2%	$ 289,760	1.6%	$ 307,127	$ 295,530	$ 289,784
NHP Rent (Payor Mix)								
Private	68.0%	68.0%	0.0%	68.6%	-0.6%	66.0%	67.9%	69.7%
Medicare	11.7%	11.5%	0.2%	11.5%	0.2%	12.3%	11.5%	11.0%
Medicaid	20.2%	20.4%	-0.2%	19.8%	0.5%	21.6%	20.5%	19.1%
Other	0.1%	0.0%	0.0%	0.2%	-0.1%	0.1%	0.0%	0.2%
Total NHP Annualized Cash Rent	100.0%	100.0%		100.0%		100.0%	100.0%	100.0%
Facility EBITDARM coverage	1.70x	1.69x	0.8%	1.67x	2.0%	1.70x	1.70x	1.66x
Facility EBITDAR coverage	1.34x	1.33x	0.9%	1.32x	2.2%	1.34x	1.34x	1.34x
Facility EBITDAR - Capex coverage	1.25x	1.23x	1.0%	1.22x	1.9%	1.25x	1.24x	1.24x

Total Portfolio | Facility Payor Mix	ALF/ILF JUN 2010	MAR 2010	JUN 2009	SNF JUN 2010	MAR 2010	JUN 2009	Total JUN 2010	MAR 2010	JUN 2009
Private	99.9%	99.9%	99.9%	16.2%	16.1%	16.5%	44.0%	44.7%	45.4%
Medicare	0.0%	0.0%	0.0%	28.3%	27.8%	28.4%	20.0%	19.5%	19.6%
Medicaid	0.1%	0.1%	0.1%	55.4%	56.0%	54.6%	36.0%	35.8%	34.7%
Other	0.0%	0.0%	0.0%	0.2%	0.1%	0.4%	0.0%	0.1%	0.3%
Total Tenant Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Q-Mix (Private + Medicare)	99.9%	99.9%	99.9%	44.5%	43.9%	44.9%	64.0%	64.2%	65.1%

*Excludes assets held for sale, medical office buildings, unconsolidated JV assets and 6 assisted living facilities which have not yet reached stabilization due to ongoing or recently completed construction/renovation (facilities comprise a total of 512 units with an aggregate occupancy of 57.5%).

General Note:
• Totals subject to rounding.

Medical Office Building	SAME PROPERTY (PERFORMANCE) JUN 2010	MAR 2010	Q/Q Chg	JUN 2009	Y/Y Chg	TOTAL JUN 2010	MAR 2010	JUN 2009
Number of Buildings	81	81		81		118	110	82
Revenue ($000s)*	$ 78,584	$ 78,119	0.6%	$ 75,516	4.1%	$ 110,550	$ 103,919	$ 79,522
Occupancy	89.7%	90.4%	-0.8%	91.0%	-1.5%	91.9%	92.0%	91.5%
Annual Revenue per occupied sq ft	$ 26.53	$ 26.17	1.4%	$ 25.11	5.7%	$ 28.16	$ 28.19	$ 25.01
Operating Expenses ($000s)*	$ 30,396	$ 30,083	1.0%	$ 28,944	5.0%	$ 34,274	$ 36,486	$ 29,101
Annual Operating Expense per occupied sq ft	$ 10.26	$ 10.08	1.8%	$ 9.62	6.6%	$ 8.73	$ 9.90	$ 9.15
Net Operating Income ($000s)*	$ 48,189	$ 48,036	0.3%	$ 46,571	3.5%	$ 76,276	$ 67,433	$ 50,421
NOI per occupied sq ft	$ 16.27	$ 16.09	1.1%	$ 15.48	5.1%	$ 19.43	$ 18.29	$ 15.86
Margin %	61.3%	61.5%	-0.3%	61.7%	-0.6%	69.0%	64.9%	63.4%

*Trailing 12 months as of the periods presented.

General Notes:
•Medical office building total excludes Mercy Gilbert Medical Plaza and Huntington Pavilion, which are still in lease up and are 68.6% and 65.9% occupied, respectively.

Nationwide Health Properties

Consolidated Non-Stabilized Portfolio Performance by Asset Type

		TOTAL	
Assisted and independent living	JUN 2010	MAR 2010	JUN 2009
Number of Facilities	6	6	6
Annualized Facility Revenue ($000s)	$ 10,661	$ 9,641	$ 8,525
Occupancy	*57.5%*	*48.9%*	*36.2%*
Monthly revenue per occupied bed/unit	$ 3,732	$ 3,785	$ 3,887
Annualized Facility EBITDARM ($000s)	$ 1,665	$ 1,103	$ 1,650
Facility EBITDARM %	*15.6%*	*11.4%*	*19.4%*
NHP Annualized Cash Rent ($000s)	$ 6,438	$ 6,350	$ 5,795
Facility EBITDARM coverage	0.26x	0.17x	0.28x
Facility EBITDAR coverage	0.18x	0.10x	0.21x
Facility EBITDAR - Capex coverage	0.11x	0.02x	0.13x

General Notes:
- Non-Stabilized facilities include six assisted living facilities comprised of 512 units, with a total investment value of $70.1M.

		TOTAL	
Medical Office Building	JUN 2010	MAR 2010	JUN 2009
Number of Buildings	2	2	-
Revenue ($000s)*	$ 7,306	$ 6,413	$ -
Occupancy	*66.6%*	*66.6%*	-
Annual Revenue per occupied sq ft	$ 44.66	$ 39.21	$ -
Operating Expenses ($000s)*	$ 4,584	$ 3,954	$ -
Annual Operating Expense per occupied sq ft	$ 28.03	$ 24.17	$ -
Net Operating Income ($000s)*	$ 2,722	$ 2,459	$ -
NOI per occupied sq ft	$ 16.64	$ 15.03	$ -
Margin %	*37.3%*	*38.3%*	-

*Trailing 12 months

General Notes:
- Medical office buildings non-stabilized assets include 2 buildings which are currently in lease up, Mercy Gilbert Medical Plaza and Huntington Pavilion.

Nationwide Health Properties

Gross investment and annualized cash rent in thousands

Tenant Concentration		Number of Facilities	Number of Beds/Units In Service	Gross Investment	Percent by Investment	Annualized Cash Rent/NOI	Percent by Cash Rent	Average Age	Remaining Term	EBITDARM Coverage
1 Brookdale Senior Living, Inc.	[A]	96	5,984	$ 468,290	11.1%	$ 53,504	13.7%	15	7.2	1.51x
2 Hearthstone Senior Living, L.P		32	3,794	431,297	10.2%	37,953	9.7%	11	11.0	1.16x
3 Wingate Healthcare		18	2,458	252,200	6.0%	22,125	5.6%	22	9.7	1.59x
4 Beverly Enterprises		28	3,183	109,973	2.6%	15,242	3.9%	34	4.2	2.25x
5 Atria Senior Living		9	1,314	92,787	2.2%	12,817	3.3%	29	9.5	1.27x
Top 5		183	16,733	1,354,547	32.1%	141,641	36.2%	18	8.5	1.49x
6 Senior Services of America		18	1,521	129,687	3.1%	12,750	3.3%	17	11.0	1.08x
7 Magnolia Health Systems		24	2,072	111,825	2.7%	10,319	2.6%	30	16.3	1.68x
8 Laureate Group		8	1,330	110,883	2.6%	10,248	2.6%	15	2.6	1.66x
9 Nexion Health Management		20	2,177	70,393	1.7%	8,994	2.3%	24	4.2	2.11x
10 Carillon Assisted Living		9	928	105,847	2.5%	8,979	2.3%	9	11.5	1.24x
Top 10		262	24,761	1,883,182	44.7%	192,931	49.2%	18	8.7	1.50x
11 Emeritus Corporation	[A]	6	533	70,177	1.7%	6,373	1.6%	12	6.3	1.22x
12 HealthSouth Corporation	[A]	2	108	45,602	1.1%	5,136	1.3%	19	4.1	2.32x
13 Primrose Retirement Associates		8	427	55,016	1.3%	4,558	1.2%	10	11.6	1.27x
14 Epic Group		7	892	52,682	1.3%	4,488	1.2%	37	7.9	2.21x
15 Hearth Management		3	363	43,930	1.0%	4,297	1.1%	11	5.9	1.68x
Top 15		288	27,084	2,150,589	51.0%	217,783	55.6%	18	8.5	1.52x
Other - Senior Housing and Long-Term Care Tenants		185	16,693	931,029	22.1%	95,753	24.4%	20	7.8	2.07x
Medical Office Buildings		120		1,132,733	26.9%	78,294	20.0%	10		
Total NHP Consolidated Portfolio		**593**	**43,777**	**$ 4,214,351**	**100.0%**	**$ 391,830**	**100.0%**	**17**	**8.3**	**1.67x**

[A] Public company tenant

General Notes:
• Performance metrics exclude assets held for sale and unconsolidated JV assets.
• Ranked by Annualized Cash Rent/NOI.
• Totals subject to rounding.

Nationwide
Health
Properties

Gross investment and annualized cash rent in thousands

		Number of					Medicaid as
	Number of Facilities	Beds/Units In Service	Gross Investment	Percent by Investment	Annualized Cash Rent	Percent by Cash Rent	Percent of Cash Rent [A]
1 Texas	71	7,485	$ 570,797	18.5%	$ 57,011	18.2%	3.5%
2 Massachusetts	18	2,474	225,588	7.3%	20,224	6.5%	3.2%
3 Wisconsin	53	2,726	208,661	6.8%	20,206	6.4%	0.5%
4 California	26	2,845	204,826	6.6%	28,200	9.0%	0.7%
5 Tennessee	20	2,014	154,534	5.0%	13,387	4.3%	0.4%
Top 5	188	17,544	1,364,406	44.3%	139,028	44.3%	8.3%
6 Florida	25	2,529	150,303	4.9%	14,456	4.6%	0.8%
7 Indiana	29	2,408	129,613	4.2%	12,529	4.0%	2.1%
8 Ohio	18	1,684	123,139	4.0%	11,737	3.7%	0.5%
9 Washington	17	1,599	115,679	3.8%	12,798	4.1%	0.6%
10 North Carolina	11	1,120	111,135	3.6%	9,714	3.1%	0.1%
Top 10	288	26,884	1,994,275	64.6%	200,262	63.9%	12.5%
11 New York	6	846	102,836	3.3%	10,088	3.2%	0.8%
12 Michigan	17	1,345	90,957	3.0%	9,403	3.0%	0.2%
13 Minnesota	13	853	66,546	2.2%	5,858	1.9%	0.5%
14 Arizona	6	615	58,130	1.9%	7,153	2.3%	0.1%
15 Virginia	9	998	53,902	1.7%	5,859	1.9%	0.7%
Top 15	339	31,541	2,366,646	76.8%	238,623	76.1%	14.7%
Other States	134	12,236	714,972	23.2%	74,913	23.9%	5.9%
Total	**473**	**43,777**	**$ 3,081,618**	**100.0%**	**$ 313,536**	**100.0%**	**20.6%**
Medical Office Buildings	120		1,132,733		78,294		
Total NHP Consolidated Portfolio	**593**		**$ 4,214,351**		**$ 391,830**		

[A] Medicaid as a Percent of Cash Rent represents an estimate of the portion of NHP's senior housing and long-term care portfolio total rental income derived from the underlying Medicaid reimbursement of our tenants and borrowers (for each asset class, Medicaid income divided by the total revenue multiplied by the rent or interest paid to NHP).

General Notes:
• Performance metrics exclude assets held for sale and unconsolidated JV assets.
• Ranked by Gross Investment.
• Totals subject to rounding.

Nationwide Health Properties

Gross investment and annualized cash rent in thousands

		Number of Beds/Units In Service	Gross Investment	Annualized Cash Rent	EBITDARM Coverage	Revenue per occupied bed/unit	Average Age	Remaining Term	% SNF by Cash Rent
	Number of Facilities								
1 Texas	71	7,485	$ 570,797	$ 57,011	1.68x	$ 4,946	14	8.8	*42.3%*
2 Massachusetts	18	2,474	225,588	20,224	1.64x	7,546	25	9.1	*82.3%*
3 Wisconsin	53	2,726	208,661	20,206	1.79x	3,784	18	5.8	*16.8%*
4 California	26	2,845	204,826	28,200	1.62x	6,015	22	8.3	*16.6%*
5 Tennessee	20	2,014	154,534	13,387	1.19x	3,804	22	8.0	*13.5%*
Top 5	188	17,544	1,364,406	139,028	1.63x	5,219	19	8.0	*36.4%*
6 Florida	25	2,529	150,303	14,456	2.15x	5,162	20	8.6	*20.4%*
7 Indiana	29	2,408	129,613	12,529	1.62x	5,682	28	14.6	*69.8%*
8 Ohio	18	1,684	123,139	11,737	1.38x	4,687	18	6.4	*23.7%*
9 Washington	17	1,599	115,679	12,798	1.77x	5,084	20	9.6	*40.8%*
10 North Carolina	11	1,120	111,135	9,714	1.37x	3,639	9	11.3	*3.8%*
Top 10	288	26,884	1,994,275	200,262	1.65x	5,151	19	9.1	*35.3%*
11 New York	6	846	102,836	10,088	1.31x	6,841	18	7.3	*50.1%*
12 Michigan	17	1,345	90,957	9,403	1.55x	4,508	11	9.6	*10.8%*
13 Minnesota	13	853	66,546	5,858	1.73x	4,732	27	7.6	*41.3%*
14 Arizona	6	615	58,130	7,153	1.73x	8,487	15	6.5	*0.0%*
15 Virginia	9	998	53,902	5,859	2.22x	5,798	29	4.5	*66.8%*
Top 15	339	31,541	2,366,646	238,623	1.65x	5,255	19	8.4	*34.8%*
Other States	134	12,236	714,972	74,913	1.76x	4,926	21	7.5	*26.9%*
Total	**473**	**43,777**	**$ 3,081,618**	**$ 313,536**	**1.67x**	**$ 5,145**	**20**	**8.3**	***32.9%***
Medical Office Buildings	120		1,132,733	78,294			10		
Total NHP Consolidated Portfolio	**593**		**$ 4,214,351**	**$ 391,830**			**17**		

General Notes:

• Performance metrics exclude assets held for sale, medical office buildings, and unconsolidated JV assets.

• Ranked by Gross Investment.

• Totals subject to rounding.

• Lease terms are generally between ten and fifteen years with renewal options of an additional ten to fifteen years.
  In general, NHP receives contractual rent escalators in the range of 1.5% to 2.5% for skilled nursing facilities and 2.0% to 3.0% for assisted living facilities.

Nationwide Health Properties



Portfolio Performance Summary | Private Pay Composition Trends (by Revenue)


10%
17%
73%
3Q08
10%
16%
74%
4Q08
10%
16%
74%
1Q09
9%
16%
75%
2Q09
10%
17%
73%
3Q09
10%
17%
73%
4Q09
10%
16%
74%
1Q10
10%
17%
73%
2Q10
Private
Medicaid
Medicare

Nationwide Health Properties



	Assisted and Independent Living	Skilled Nursing	CCRC	Total Portfolio
	JUN 2010	JUN 2010	JUN 2010	JUN 2010
Unconsolidated JV Portfolio				
Annualized Facility Revenue ($000s)	$ 74,500	$ 162,216	$ 12,445	$ 249,161
Occupancy	*84.0%*	*90.7%*	*80.0%*	*87.0%*
Monthly revenue per occupied bed/unit	$ 3,804	$ 8,160	$ 9,161	$ 6,103
Q-Mix (Private + Medicare)	*96.4%*	*61.5%*	*100.0%*	*73.9%*
Annualized Facility EBITDARM ($000s)	$ 25,313	$ 40,952	$ 3,009	$ 69,275
Facility EBITDARM %	*34.0%*	*25.2%*	*24.2%*	*27.8%*
Total JV Annualized Cash Rent ($000s)	$ 21,734	$ 22,711	$ 2,511	$ 46,956
JV Rent (Payor Mix)				
Private	*96.4%*	*34.5%*	*67.3%*	*64.9%*
Medicare	*0.0%*	*27.0%*	*32.7%*	*14.8%*
Medicaid	*3.6%*	*38.5%*	*0.0%*	*20.3%*
Other	*0.0%*	*0.0%*	*0.0%*	*0.0%*
Total JV Annualized Cash Rent	*100.0%*	*100.0%*	*100.0%*	*100.0%*
Facility EBITDARM coverage	1.16x	1.80x	1.20x	1.48x
Facility EBITDAR coverage	0.99x	1.45x	0.95x	1.21x
Facility EBITDAR - Capex coverage	0.92x	1.41x	0.92x	1.16x

General Note:
 • Totals subject to rounding.



Medical Office Building Portfolio Performance Metrics

Gross investment dollars in thousands

MOBs by Region		Number of Facilities	Gross Investment	Gross Investment per SQFT	Percent On Campus	Average Age	Rentable SQFT	Occupancy: Current Year	Occupancy: Prior Year	Occupancy: Change
West	[A]	24	$ 693,136	$ 381	*88.5%*	8	1,820,981	*91.1%*	*94.7%*	*-3.6%*
Southcentral		21	89,178	96	*69.1%*	19	933,517	*85.4%*	*88.6%*	*-3.2%*
Midwest		13	80,513	179	*43.3%*	16	449,834	*87.6%*	*89.5%*	*-1.9%*
Southeast		7	37,925	116	*52.4%*	17	327,544	*81.7%*	*81.2%*	*0.6%*
Northeast/Atlantic		3	7,175	110	*53.3%*	30	65,315	*80.5%*	*69.8%*	*10.6%*
Triple-Net & Mortgage		52	224,805	244	*6.7%*	10	919,561	*100.0%*	*100.0%*	*0.0%*
Total MOB Portfolio		**120**	**$ 1,132,733**	**$ 251**	***67.4%***	**10**	**4,516,752**	***90.6%***	***91.0%***	***-0.5%***

MOBs by Region	Annualized Revenue: Current Year	Annualized Revenue: Prior Year	Annualized Revenue: % Change	Annualized Cash Rent/NOI: Current Year	Annualized Cash Rent/NOI: Prior Year	Annualized Cash Rent/NOI: % Change	Operating Margin: Current Year	Operating Margin: Prior Year	Operating Margin: Change
West	$ 69,823	$ 37,376	*86.8%*	$ 43,460	$ 23,932	*81.6%*	*62.2%*	*64.0%*	*-1.8%*
Southcentral	15,311	15,580	*-1.7%*	6,868	7,560	*-9.2%*	*44.9%*	*48.5%*	*-3.7%*
Midwest	10,356	9,859	*5.0%*	5,753	5,048	*14.0%*	*55.6%*	*51.2%*	*4.4%*
Southeast	5,767	5,520	*4.5%*	2,992	2,763	*8.3%*	*51.9%*	*50.1%*	*1.8%*
Northeast/Atlantic	1,086	1,010	*7.5%*	503	492	*2.3%*	*46.3%*	*48.7%*	*-2.4%*
Triple-Net & Mortgage	18,717	7,612	*145.9%*	18,717	7,612	*145.9%*	*100.0%*	*100.0%*	*0.0%*
Total MOB Portfolio	**$ 121,059**	**$ 76,956**	***57.3%***	**$ 78,294**	**$ 47,406**	***65.2%***	***64.7%***	***61.6%***	***3.1%***

	MOBs by State		Region	Number of Facilities	Gross Investment	Percent by Investment	Gross Investment per SQFT	Building Square Feet	Occupancy	Revenue* per SQFT	NOI* per SQFT
1	California	[A]	West	13	$ 482,973	*42.6%*	$ 423	1,141,930	*91.4%*	$ 47.47	$ 29.30
2	Washington		West	7	114,543	*10.1%*	313	366,483	*99.2%*	32.48	20.79
3	Illinois		Midwest	12	67,234	*5.9%*	176	383,058	*87.4%*	25.09	13.62
4	Missouri		Southcentral	7	49,605	*4.4%*	123	404,227	*91.0%*	20.56	10.70
5	Nevada		West	2	44,674	*3.9%*	307	145,637	*76.3%*	37.32	21.06
	Top 5			41	759,030	*67.0%*	311	2,441,335	*91.0%*	36.68	22.05
6	Oregon		West	1	35,305	*3.1%*	337	104,856	*93.5%*	28.11	21.17
7	Louisiana		Southcentral	8	29,660	*2.6%*	77	384,588	*86.2%*	17.78	7.65
8	South Carolina		Southeast	2	16,051	*1.4%*	146	109,704	*76.6%*	23.25	11.48
9	Arizona	[B]	West	1	15,641	*1.4%*	252	62,075	*68.6%*	36.93	21.55
10	Ohio		Midwest	1	13,279	*1.2%*	199	66,776	*88.8%*	32.94	20.12
	Top 10			54	868,966	*76.7%*	274	3,169,334	*89.5%*	33.70	19.97
11	Georgia		Southeast	3	10,700	*0.9%*	87	123,294	*95.4%*	19.41	10.20
12	Texas		Southcentral	6	9,912	*0.9%*	69	144,702	*67.6%*	19.00	4.03
13	Virginia		Northeast	3	7,175	*0.6%*	110	65,315	*80.5%*	20.66	9.57
14	Florida		Southeast	1	6,602	*0.6%*	177	37,266	*30.6%*	37.75	6.14
15	Tennessee		Southeast	1	4,572	*0.4%*	80	57,280	*95.4%*	20.11	13.86
	Top 15			68	907,928	*80.2%*	252	3,597,191	*88.1%*	32.28	18.79
	Triple-Net & Mortgage			52	224,805	*19.9%*	244	919,561	*100.0%*	20.35	20.35
	Medical Office Buildings			**120**	**$ 1,132,733**	***100.0%***	**$ 251**	**4,516,752**	***90.6%***	**$ 29.60**	**$ 19.14**

*Annualized; per occupied square foot.

[A] Includes Huntington Pavilion with current occupancy of 65.9%; please refer to page 42 for further details.

[B] Includes Mercy Gilbert Medical Plaza with current occupancy of 68.6%; please refer to page 42 for futher details.

General Note:

- Totals subject to rounding.



Medical Office Building Lease Expirations and Mortgage Loan Receivable Principal Payments

Dollars in thousands, except per square foot data

Consolidated Medical Office Building Lease Expirations

	Consolidated Multi-Tenant				Consolidated Triple-Net (1)				Consolidated Medical Office Building			
Year	Square Feet	% of Total	Annualized Rent	Annualized Rent PSF	Square Feet	% of Total	Annualized Rent	Annualized Rent PSF	Square Feet	% of Total	Annualized Rent	Annualized Rent PSF
2010	372,891	12%	$ 8,399	$ 22.52	-	0%	$ -	$ -	372,891	10%	$ 8,399	$ 22.52
2011	320,511	10%	8,078	25.20	-	0%	-	-	320,511	8%	8,078	25.20
2012	308,217	10%	8,391	27.22	-	0%	-	-	308,217	8%	8,391	27.22
2013	182,049	6%	4,492	24.67	-	0%	-	-	182,049	5%	4,492	24.67
2014	215,341	7%	6,627	30.77	-	0%	-	-	215,341	6%	6,627	30.77
2015	181,410	6%	5,536	30.52	-	0%	-	-	181,410	5%	5,536	30.52
2016	207,669	6%	6,330	30.48	-	0%	-	-	207,669	5%	6,330	30.48
2017	422,894	13%	11,972	28.31	149,450	24%	1,976	13.22	572,344	15%	13,948	24.37
2018	165,887	5%	6,395	38.55	-	0%	-	-	165,887	4%	6,395	38.55
2019	193,640	6%	6,685	34.52	61,219	10%	1,133	18.51	254,859	7%	7,818	30.68
Thereafter	599,880	19%	22,591	37.66	415,772	66%	8,700	20.92	1,015,652	27%	31,291	30.81
	3,170,389	100%	$ 95,496	$ 30.12	626,441	100%	$ 11,809	$ 18.85	3,796,830	100%	$ 107,305	$ 28.26

	Mortgage Loan Receivable (2)		
Year	Principal Payments	% of Total	Number of Facilities
2010	$ -	0%	-
2011	-	0%	-
2012	-	0%	-
2013	-	0%	-
2014	-	0%	-
2015	-	0%	-
2016	-	0%	-
2017	83,107	100%	27
2018	-	0%	-
2019	-	0%	-
Thereafter	-	0%	-
	$ 83,107	100%	27

(1) Also included in Other Triple-Net lease expirations on page 35
(2) Also included in Mortgage Loans Receivable Principal Payments on page 35

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Medical Office Building Leasing Activity

Q2 2010

	Total Square Feet	% Leased	Leased Square Feet (as of 3/31/10)	Expirations	Renewals	New Leases	Vacated	Leased Square Feet (as of 6/30/10)	% Leased	Retention %	Absorption
West	1,916,113	91.7%	1,756,801	8,930	3,039	5,627	(5,891)	1,756,537	91.7%		
Southcentral	1,081,617	88.8%	960,158	35,817	13,500	13,785	(22,317)	951,626	88.0%		
Midwest	782,506	92.7%	725,598	15,279	12,140	3,770	(3,139)	726,229	92.8%		
Southeast	656,215	92.7%	608,402	16,334	4,723	0	(11,611)	596,791	90.9%		
Northeast	80,301	84.0%	67,491	0	0	0	0	67,491	84.0%		
	4,516,752	**91.2%**	**4,118,450**	**76,360**	**33,402**	**23,182**	**(42,958)**	**4,098,674**	**90.7%**	**43.7%**	**(19,776)**

Average Start Rate per SQFT	$	20.10	$ 21.44
Leasing Costs per SQFT	$	0.99	$ 3.57
Tenant Improvements per SQFT	$	1.09	$ 13.33
Average Lease Term (mos)		29	59

YTD 2010

	Total Square Feet	% Leased	Leased Square Feet (as of 12/31/09)	Expirations	Renewals	New Leases	Vacated	Leased Square Feet (as of 6/30/10)	% Leased	Retention %	Absorption
West	1,916,113	92.1%	1,765,556	35,138	13,906	12,213	(21,232)	1,756,537	91.7%		
Southcentral	1,081,617	88.7%	959,810	63,898	37,214	18,500	(26,684)	951,626	88.0%		
Midwest	782,506	92.5%	723,831	32,322	27,579	7,141	(4,743)	726,229	92.8%		
Southeast	656,215	91.9%	603,198	16,334	4,723	5,204	(11,611)	596,791	90.9%		
Northeast	80,301	84.0%	67,491	0	0	0	0	67,491	84.0%		
	4,516,752	**91.2%**	**4,119,886**	**147,692**	**83,422**	**43,058**	**(64,270)**	**4,098,674**	**90.7%**	**56.5%**	**(21,212)**

Average Start Rate per SQFT	$	20.80	$ 21.83
Leasing Costs per SQFT	$	1.35	$ 3.20
Tenant Improvements per SQFT	$	1.02	$ 10.38
Average Lease Term (mos)		31	43

General Notes:

• 3/31/10 Leased Square Feet adjusted at start of Q2 to include Q2 2010 acquisitions.

• Unresolved MTM Leases excluded from Expirations column.

Nationwide Health Properties

Annualized Cash Rent/NOI:
The total cash rent due from our tenants is based on the trailing twelve-month period one month in arrears from the period presented. For our medical office building portfolio, NOI is equal to the actual year to date NOI for the period presented plus the forecasted NOI for the remainder of the calendar year. We use Annualized Cash Rent to calculate our EBITDARM, EBITDAR and EBITDAR – Capex coverages.

Facility EBITDAR:
Earnings before interest, taxes, depreciation, amortization and rent on an annualized basis. We believe EBITDAR is a good estimate of facility cash flows after payment of management fees. We use a standardized imputed management fee equal to 5% of the revenues our tenants or borrowers generate at each individual facility (Facility Revenues) which we believe represents typical management fees for our senior housing and long-term care portfolios. We receive periodic facility financial information from our tenants that we utilize to calculate EBITDAR. EBITDAR figures are based on the trailing twelve-month period one month in arrears from the period presented. All facility financial information was derived solely from information provided by our tenants and borrowers and we have not verified such information. We use EBITDAR to calculate the EBITDAR (cash flow) coverage for our portfolio.

Facility EBITDAR Coverage:
Annualized EBITDAR divided by Annualized Cash Rent. This ratio is a measure of a facility's ability to cover its cash rent obligations. EBITDAR Coverage of 1.0X would indicate the EBITDAR is just sufficient to pay the cash rent. The higher the coverage, the better able a facility is to meet its rent obligations. This is the mid-range coverage calculation we utilize.

Facility EBITDARM:
Earnings before interest, taxes, depreciation, amortization, rent and management fees based on the trailing twelve-month period one month in arrears from the period presented. We believe EBITDARM is a good estimate of facility cash flows before payment of management fees. We use a standardized imputed management fee equal to 5% of the revenues our tenants or borrowers generate at each individual facility (Facility Revenues) which we believe represents typical management fees for our senior housing and long-term care portfolios. We receive periodic facility financial information from our tenants that we utilize to calculate EBITDARM. All facility financial information was derived solely from information provided by our tenants and

borrowers and we have not verified such information. We use EBITDARM to calculate the EBITDARM (cash flow before management fee) coverage for our portfolio.

Facility EBITDARM Coverage:
Annualized EBITDARM divided by Annualized Cash Rent. This ratio is a measure of a facility's ability to cover its cash rent obligations assuming it doesn't have to pay its management fee. EBITDARM Coverage of 1.0X would indicate the EBITDARM is just sufficient to pay the cash rent. The higher the coverage, the better able a facility is to meet its rent obligations. This is the least restrictive coverage measure we utilize.

Facility EBITDAR - Capex:
Earnings before interest, taxes, depreciation, amortization and rent less minimum capital expenditures (capex) based on the trailing twelve-month period one month in arrears from the period presented. We believe EBITDAR is a good estimate of facility cash flows after a reserve for minimum capital expenditures required to maintain a facility. We use a standardized imputed capital expenditure schedule in our calculations based on the type, size and age of each facility which we believe represents typical minimum capital expenditures for our senior housing and long-term care portfolios. We receive periodic facility financial information from our tenants that we utilize to calculate EBITDAR - Capex. All facility financial information was derived solely from information provided by our tenants and borrowers and we have not verified such information. We use EBITDAR - Capex to calculate the EBITDAR – Capex (cash flow after reserves for minimum capex requirements) coverage for our portfolio.

Facility EBITDAR - Capex Coverage:
Annualized EBITDAR - Capex divided by Annualized Cash Rent. This ratio is a measure of a facility's ability to cover its cash rent obligations after it makes the minimum capital expenditures required to maintain the facility. EBITDAR - Capex Coverage of 1.0X would indicate the EBITDAR - Capex is just sufficient to pay the cash rent. The higher the coverage, the better able a facility is to meet its rent obligations. This is the most restrictive coverage measure we utilize.

Facility Revenues:
Except for medical office buildings, the revenues generated by each individual facility are based on the trailing twelve-month period one month in

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arrears from the period presented. We receive periodic facility financial information from our tenants that we utilize to calculate Facility Revenues. All facility financial information was derived solely from information provided by our tenants and borrowers and we have not verified such information.

Annualized Revenue:
For medical office buildings, the revenue is equal to the actual year to date revenue for the period presented plus the forecasted revenue for the remainder of the calendar year.

Gross Investment:
We define Gross Investment as our total investment in a property which includes land, building, improvements, equipment as well as any other identifiable assets included in the caption Other Assets on our balance sheets. Items classified in Other Assets generally pertain to our medical office buildings and may include such things as tenant improvements, leasing commissions, above/(below) market lease value, lease in place value and other items.

Monthly Revenue per Occupied Bed/Unit:
For our senior housing and long-term care portfolio, monthly revenue per occupied bed or unit is derived by determining the revenue generated by each individual facility divided by the total number of actual resident days, each of which is based on the trailing twelve-month period one month in arrears from the period presented, with the resulting quotient multiplied by 30.41667. All facility performance data were derived solely from information provided by our tenants and borrowers and we have not verified such information.

Occupancy:
For our senior housing and long-term care portfolio, the occupancy reported is one month in arrears from the period presented and represents a facility's actual resident days (total number of beds or units occupied multiplied by the number of days in the period) divided by the total resident capacity (total number of beds or units in service for the period multiplied by the number of days in the period). For medical office buildings, facility occupancy reported is as of the period presented and represents the leased square feet divided by the total rentable square feet. All facility performance data were derived solely from information provided by our tenants, borrowers, and property managers and we have not verified such information.

NOI:
Net operating income ("NOI") is a non-GAAP supplemental financial measure used to evaluate the operating performance of our facilities. We define NOI for our triple-net leases segment as rent revenues. For our medical office building segment, we define NOI as revenues minus medical office building operating expenses. In some cases, revenue for medical office buildings includes expense reimbursements for common area maintenance charges. NOI excludes interest expense, non-operating expenses, amortization of deferred financing costs, depreciation and amortization expense, and discontinued operations. We present NOI as it effectively presents our portfolio on a "net" rent basis and provides relevant and useful information as it measures the operating performance at the facility level on an unleveraged basis. We use NOI to make decisions about resource allocations and to assess the property level performance of our properties. Furthermore, we believe that NOI provides investors relevant and useful information because it measures the operating performance of our real estate at the property level on an unleveraged basis. We believe that net income is the GAAP measure that is most directly comparable to NOI. However, NOI should not be considered as an alternative to net income as the primary indicator of operating performance as it excludes the items described above. Additionally, NOI as presented above may not be comparable to other REITs or companies as their definitions of NOI may differ from ours.

Q-Mix:
For our long-term care portfolio, Q-Mix (abbreviation for Quality-Mix) refers to the combination of a Tenant's private and medicare revenues as a percentage of total revenues. As private and medicare rates are generally higher at long-term care facilities, Tenants can oftentimes improve margins by selectively targeting medicare and private-pay residents. As such, an increase in the Q-Mix generally results in a corresponding increase in a Tenant's total revenues.

Rentable Square Feet:
For our medical office building portfolio, rentable square feet represents the area measured to the inside finished surface of the dominant portion of the permanent outer building walls, excluding any major vertical penetrations of the floor. An add-on or load factor is used to charge the tenant for a percentage of the common areas, so that the total rentable square footage for the building is equal to sum of each floor's rentable area.

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Same Property (Performance):
Results shown under the Same Property caption present the financial or other performance measures for only those facilities that were in our portfolio for more than twelve month at the end of all periods presented.